SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

____________________________

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

018680306
(CUSIP Number of Class of Securities)

Peter C. Chang

Chief Executive Officer
Alliance Fiber Optic Products, Inc.
275 Gibraltar Drive
Sunnyvale, California 94089
(408) 736-6900
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Jorge A. del Calvo
Gabriella A. Lombardi
Matthew K. Desharnais
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents first used on April 8, 2016, relating to the proposed acquisition of Alliance Fiber Optic Products, Inc. (“AFOP”) by Corning Incorporated (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among Parent, Apricot Merger Company, a subsidiary of Parent (“Purchaser”), and AFOP, dated as of April 7, 2016: (i) a form of letter to AFOP’s customers from its Chief Executive Officer (Exhibit 99.1); and (ii) a form of letter to AFOP’s suppliers (Exhibit 99.2).

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. Neither this communication nor the information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any shares or any other securities of AFOP. On the commencement date of the tender offer, Purchaser and Parent will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Thereafter, AFOP will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the tender offer, each as may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. These materials will be made available free of charge on the “Investor Relations” section of AFOP’s website at http://investor.afop.com/sec.cfm when available. In addition, all of these materials (and all other materials filed by AFOP with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed by AFOP with the SEC by contacting Investor Relations at AFOP at 275 Gibraltar Drive, Sunnyvale, California 94089; telephone number (408) 736-6900.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of AFOP, and are subject to significant risks and uncertainties. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and AFOP undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions, changes to business relationships or any litigation or adverse judgments relating to the tender offer and proposed merger; risks relating to the consummation of the tender offer and the merger, including the risk that closing conditions to the tender offer or the proposed merger will not be satisfied; any delays or issues related to any inquiry by, or requests or directions from, governmental authorities, including antitrust authorities, in connection with their reviews of the transaction; and any changes in general economic or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements include those set forth in AFOP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 11, 2016, under the heading “Item 1A-Risk Factors” and in AFOP’s other reports and filings with the SEC.

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Form of letter to customers from the Chief Executive Officer of Alliance Fiber Optic Products, Inc.

99.2	Form of letter to suppliers of Alliance Fiber Optic Products, Inc.